Exhibit (a)(1)(E)

CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL FORM

This email confirms our receipt of your Notice of Withdrawal Form rescinding your participation in the Antigenics Inc. (the “Company”) Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 17, 2009 (the “Offer”), and nullifying your previously submitted Election Form.

Please note that the Notice of Withdrawal Form completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Form. If you would like to change or withdraw your election with respect to particular options only, you should submit a new Election Form instead.

You may change your mind and re-accept the Offer by completing and delivering a new Election Form at any time prior to 5:00 p.m., U.S. Eastern Daylight Time, on Thursday, July 16, 2009 (the “Expiration Date”), unless Antigenics Inc. decides to extend the expiration of the Offer.

Election Forms can be obtained on our intranet and must be delivered to the Company’s stock administration department, via email at clkaskin@antigenics.com, or in person, before the Expiration Date.

If you have any questions about the Offer, please contact the Antigenics’ stock administration department at cklaskin@antigenics.com or John Cerio at jcerio@antigenics.com. Please carefully review the instructions set forth on the Election Form prior to submission.